Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE CERTIFICATE OF INCORPORATION OF
PREDICTIVE ONCOLOGY INC.
(A Delaware Corporation)

Pursuant to Section 242 of the Delaware General Corporation Law, the undersigned, being the Chief Financial Officer of Predictive Oncology Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), does hereby certify that the following resolutions were adopted by the Corporation's Board of Directors and its stockholders as hereinafter described:

RESOLVED: Section 4.1 of the Certificate of Incorporation, as amended, of this Corporation is hereby amended and replaced with the following:

4.1 The total number of shares of stock that the Corporation shall have authority to issue is two hundred million (200,000,000) shares of common stock, having a par value of one cent ($0.01) per share ("Common Stock"); and twenty million (20,000,000) shares of preferred stock, with a par value of one cent ($0.01) per share ("Preferred Stock").

FURTHER RESOLVED: That the effective date of this Certificate of Amendment shall be August 17 , 2021.

The foregoing resolution and this Certificate of Amendment were adopted by the Board of Directors of the Corporation pursuant to board resolution approved as of July 1, 2021, in accordance with Section 141 of the Delaware General Corporation Law, and of holders of a majority of the outstanding shares of the Corporation's voting stock at a meeting of stockholders held on August 10, 2021 in accordance with Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the undersigned, being the Chief Financial Officer of this Corporation, has executed this Certificate of Amendment to the Corporation's Certificate of Incorporation, as amended, as of August 17, 2021.

PREDICTIVE ONCOLOGY INC.

By: /s/ Bob Myers

Bob Myers, Chief Financial Officer

State of Delaware Secretary of State Division of Corporations Delivered 04:12 PM 08117/2021 FILED 04:12 PM 08/17/2021 SR 20213004337 - File Number 5420966